Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

410-363-3000, Ext. 224

or

Don Hunt, Jeff Lambert

Lambert, Edwards & Associates, Inc.

616-233-0500

Universal Security Instruments Reports First-Quarter Results

OWINGS MILLS, Md. August 21, 2017 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced that it has filed its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017.

The Company reported sales of $3,318,237 for the quarter ended June 30, 2017 versus $3,178,607 for the comparable period of last year. The Company reported a net loss of $543,663, or $0.24 per basic and diluted share, compared to a net loss of $389,679 or $0.17 per basic and diluted share, for the same period last year.

“The primary reason for the increase in operating loss was lower gross margins during the quarter resulting from more aggressive pricing to drive sales for the balance of the fiscal year. With anticipated increased sales of our new sealed product, Management expects that our financial results should improve,” said Harvey Grossblatt.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 48-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,
	2017	2016
Sales	$3,318,237	$3,178,607

Net loss:	(543,663)	(389,679)
Net loss per share – basic and diluted	(0.24)	(0.17)

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	June 30, 2017	June 30, 2016
Cash	$246,508	$175,753
Funds held by factor	-	161,305
Accounts receivable and amount due from factor	2,572,396	2,066,670
Inventory	4,424,193	4,506,545
Prepaid expense	519,882	436,980

TOTAL CURRENT ASSETS	7,762,979	7,347,253
INVESTMENT IN HONG KONG JOINT VENTURE	10,526,794	11,399,694
PROPERTY, EQUIPMENT AND INTANGIBLE ASSET– NET	114,974	130,757
OTHER ASSETS	4,000	6,000
TOTAL ASSETS	$18,408,747	$18,883,704

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$1,727,836	$-
Accounts payable and accrued expenses	2,729,271	2,953,905
Accrued liabilities	110,978	114,466
TOTAL CURRENT LIABILITIES	4,568,085	3,068,371

LONG TERM OBLIGATION	-	-

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at June 30, 2017 and 2016	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Retained earnings	419,767	2,060,861
Accumulated other comprehensive income	511,925	845,502
TOTAL SHAREHOLDERS’ EQUITY	13,840,662	15,815,333
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$18,408,747	$18,883,704